[ PEPPER, HAMILTON & SCHEETZ LETTERHEAD ]


(215) 981-4077


                                                     November 18, 1996




VIA EDGAR
---------

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:    Independence Brewing Company
                         Withdrawal of Registration Statement on Form 8-A
                         ------------------------------------------------

Ladies and Gentlemen:

                  On behalf of Independence Brewing Company, a Pennsylvania corporation (the "Company"), we hereby request the withdrawal of the Company's Registration Statement on Form 8-A, registration number 0-28898 (the "Form 8-A"), originally filed on September 27, 1996 (the "Filing Date"), as amended on October 16, 1996, with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Electronic Data Gathering Analysis and Retrieval system.

                  We request this withdrawal because we do not anticipate the Company's Registration Statement on Form SB-2, registration number 333-12975, becoming effective within 60 days of the Filing Date. We intend to refile the Form 8-A with the Commission prior to the Company's Registration Statement on Form SB-2 becoming effective.


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Securities and Exchange Commission
November 18, 1996
Page 2

                  We respectfully request that all questions and comments relating to this matter be directed to the undersigned at the number listed above.


                                                     Sincerely,

                                                     /s/ Steven J. Abrams
                                                         ----------------------
                                                         Steven J. Abrams

cc:      The Nasdaq Stock Market
         Robert W. Connor, Jr.
         Christina Chalk
         Gary B. Carrai


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